EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	December 28,	December 30,	December 31,	January 1,	January 2,
	2008	2007	2006	2006	2005

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$16,929	$13,283	$14,587	$13,116	$12,331
Fixed Charges	538	397	158	137	272

Total Earnings as Defined	$17,467	$13,680	$14,745	$13,253	$12,603

Fixed Charges and Other:
Rents	103	101	95	83	85
Interest Expense Before Capitalization of Interest	583	426	181	165	323

Total Fixed Charges	$686	$527	$276	$248	$408

Ratio of Earnings to Fixed Charges	25.46	25.96	53.42	53.44	30.89

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.